UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.  2 )*

CELLULAR BIOMEDICINE GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

15117P102 (formerly 276050101)
(CUSIP Number)

December 31, 2015

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Full Moon Resources Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 483,309
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 483,309
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,309
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (2)
12	TYPE OF REPORTING PERSON CO

(1)  Full Moon Resources Limited is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

 (2) Based on 11,679,669 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

1	NAMES OF REPORTING PERSONS: Pak To Leung I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 720,452
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 720,452
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,452(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (3)
12	TYPE OF REPORTING PERSON IN

(1)  Pak To Leung (“Mr. Leung”) is a citizen of Hong Kong SAR and does not have an I.R.S. Identification Number.

(2) Represents (x) 483,309 shares held by Full Moon Resources Limited, a company wholly owned by the Reporting Person and for which he is the sole director and (y) 237,143 shares held by Venture Garden Limited, a company wholly owned by the Reporting Person and for which he is the sole director.

(3) Based on 11,679,669 shares of common stock of the Issuer outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

This Amendment No. 2 to Schedule 13G (this "Amendment No. 2") is being filed jointly by Full Moon Resources Limited (“Full Moon”) and Mr. Pak To Leung (“Mr. Leung”) (the “Reporting Persons”) to amend and supplement the statement on Schedule 13G as originally filed by the Reporting Persons on July 7, 2014 (the "Schedule 13G") and the Amendment No. 1 of the Schedule 13G filed by the Reporting Persons on February 6, 2015, in respect of the common stock (the “Common Stock”) of Cellular Biomedicine Group, Inc. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings set forth in the Schedule 13G.

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant. Only items reported herein are amended.  All other items remain unchanged.

Item 4  Ownership

The information provided under Item 4 of the Schedule 13G is hereby amended and restated in its entirety as follows:

A.            Full Moon

(a)	On February 23, 2015, Full Moon disposed of 10,000 shares of Common Stock in a private transaction. On March 25, 2015, Full Moon subscribed for 26,315 shares of Common Stock in a private transaction. On December 3, 2015, Full Moon transferred 87,783 shares of Common Stock to an unaffiliated third-party. As a result, Full Moon’s beneficial ownership in the shares of Common Stock decreased from 554,777 shares to 483,309 shares.

(b)	The number of shares Full Moon may be deemed to beneficially own constitutes approximately 4.1% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 483,309

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 483,309

B.            Mr. Leung

(a)	As a result of the transactions entered into by Full Moon on February 23, 2015, March 25, 2015, and December 3, 2015, Mr. Leung’s beneficial ownership in the shares of Common Stock was decreased from 791,920 shares to 720,452 shares.

(b)	The number of shares Mr. Leung may be deemed to beneficially own constitutes approximately 6.2% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)              sole power to vote or to direct the vote:  0

(ii)             shared power to vote or to direct the vote:  720,452

(iii)            sole power to dispose or to direct the disposition of:  0

(iv)           shared power to dispose or to direct the disposition of:  720,452

Item 5                     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Full Moon has ceased to be the beneficial owner of more than 5% of the class of securities.

Item 10                  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of February, 2016.

FULL MOON RESOURCES LIMITED

By: /s/ Pak To Leung
    Name: Pak To Leung
    Title: Sole Director

/s/ Pak To Leung
 Pak To Leung

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the Common Stock of Cellular Biomedicine Group, Inc., a Delaware corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended, on behalf of each of the undersigned.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated this 11th day of February, 2016.

FULL MOON RESOURCES LIMITED

By: /s/ Pak To Leung
Name: Pak To Leung
 Title: Sole Director

/s/ Pak To Leung
 Pak To Leung